Exhibit 99.1

Brain Cancer Lesion Treated with Precisely-Aimed Laser Catheter using ClearPoint Neuro Intervention System in IMRIS iMRI

Newest joint application of two enabling medical technologies exhibits benefits of intraoperative MRI for direct visualization when navigating to treat brain tumors and neurological disorders

MINNEAPOLIS, MN and IRVINE, CA, Aug. 20, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS") and MRI Interventions, Inc. (OTCQB: MRIC) today announced that a surgical team at Brigham and Women's Hospital (BWH) in Boston, MA, has performed the first laser ablation procedure to combine the use of MRI Interventions' ClearPoint® Neuro Intervention System as the navigation platform with intraoperative MRI (iMRI) in an IMRIS VISIUS® Surgical Theatre. The combination of these two enabling technologies provided continuous visualization and guidance throughout a neurosurgical intervention to treat a right frontal brain tumor.

"The combination of the two technologies made for a smooth and successful operation," said Dr. Alexandra Golby, BWH neurosurgeon and associate professor of surgery at Harvard Medical School. "We had access to excellent real-time MR images within a hi-tech surgical suite and were able to use those images to guide and deliver the needed therapy to specific targets in the brain with a high degree of precision."

The ClearPoint navigation platform enables minimally-invasive neurosurgery under continuous MR guidance, and offers surgeons a direct view of the inside of a patient's brain during a procedure. The VISIUS Surgical Theatre allows use of intraoperative MRI right inside the operating room and over the OR table.

Using the ClearPoint system with VISIUS iMRI, Golby was able to see and select the lesion of the tumor in the brain, establish a safe trajectory, and visualize the laser catheter on MR images as it was inserted to the desired location. She was then able to utilize real-time MR thermometry to monitor progress as the laser catheter heated the target area to the desired temperature for therapeutic destruction of the malignant tissue, preserving surrounding healthy tissue in the process. MRI is the only imaging technology that will safely allow this continuous soft tissue visualization during surgery. Finally, Golby was able to confirm results of the procedure using the MRI before the patient was removed from the operating table.

Installed at Brigham and Women's Hospital in 2011, the IMRIS VISIUS Surgical Theatre features a high-field iMRI that travels on-demand between operating and angiography rooms on ceiling rails. The multi-disciplinary suite provides truly intraoperative imaging as it does not require the patient to be moved from the OR table for scanning during surgery, so optimal positioning for neurosurgery is not compromised and typical clinical workflow is not impacted.

In addition to focal laser ablation, the ClearPoint system has been used within a VISIUS Surgical Theatre to facilitate direct drug delivery in the brain and deep brain stimulator electrode placement. Brain biopsy is another potential joint application of these technologies.

About MRI Interventions, Inc.
Founded in 1998, MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain and heart.  Utilizing a hospital's existing MRI suite, the company's FDA-cleared and CE-marked ClearPoint® system is designed to enable a range of minimally invasive procedures in the brain.  MRI Interventions has a co-development and co-distribution agreement with Brainlab, a leader in software-driven medical technology, relating to the ClearPoint system. In partnership with Siemens Healthcare, MRI Interventions is developing the ClearTrace® system to enable MRI-guided catheter ablations to treat cardiac arrhythmias, including atrial fibrillation. Building on the imaging power of MRI, the company's interventional platforms strive to improve patient care while reducing procedure costs and times. MRI Interventions is also working with Boston Scientific Corporation to incorporate its MRI-safety technologies into Boston Scientific's implantable leads for cardiac and neurological applications.  For more information, please visit www.mriinterventions.com.

About IMRIS, Inc.
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Forward-Looking Statements
Certain matters in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements often can be identified by words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," or the negative of these words or other words of similar meaning. Forward-looking statements by their nature address matters that, to different degrees, are uncertain and involve risk. Uncertainties and risks may cause MRI Interventions' actual results and the timing of events to differ materially from those expressed in or implied by MRI Interventions' forward-looking statements. Particular uncertainties and risks include, among others: demand and market acceptance of our products; our ability to successfully expand our sales and marketing capabilities; our ability to successfully complete the development of, and to obtain regulatory clearance or approval for, future products, including our current product candidates; availability of third party reimbursement; the sufficiency of our cash resources to maintain planned commercialization efforts and research and development programs; future actions of the FDA or any other regulatory body that could impact product development, manufacturing or sale; our ability to protect and enforce our intellectual property rights; our dependence on collaboration partners; the impact of competitive products and pricing; and the impact of the commercial and credit environment on us and our customers and suppliers. More detailed information on these and additional factors that could affect MRI Interventions' actual results are described in MRI Interventions' filings with the Securities and Exchange Commission, including, without limitation, MRI Interventions' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013. Except as required by law, MRI Interventions undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release to reflect any change in MRI Interventions' expectations or any change in events, conditions or circumstances on which any such statements are based.

Image with caption: "IMRIS iMRI (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130820_C6910_PHOTO_EN_29980.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

For further IMRIS, Inc. information, please contact:
Kelly McNeill
Tel: 763-203-6304
Email: kmcneill@imris.com

MRI Interventions contact Information:
David Carlson, CFO
MRI Interventions, Inc.
901-522-9300

CO: IMRIS Inc.

CNW 08:01e 20-AUG-13